NEWS  RELEASE

FOR IMMEDIATE RELEASE

Contact: Yvonne “Rie” Atkinson
410-768-8857 (office)
ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 1Q EARNINGS

GLEN BURNIE, MD (May 8, 2007) - Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the first quarter.

The company realized net income of $606,000 or $0.24 basic earnings per share in the quarter ended March 31, 2007 as compared to net income of $626,000 or $0.25 basic earnings per share for the same period in 2006.

Net interest income after provisions for credit losses in the first quarter was $2,862,000 as compared to $2,968,000 in 2006. Total assets were $320,515,000 as of March 31, 2007 compared to $317,746,000 at December 31, 2006. Deposits were $278,153,000 as of March 31, 2007 compared to $274,833,000 at December 31, 2006.

“We are pleased that we had a strong profit for the first quarter in light of today’s yield curve environment” said Michael G. Livingston, Executive Vice President and Chief Operating Officer.

On April 4, 2007 Glen Burnie Bancorp paid a regular dividend of 12 cents ($0.12) per share of common stock to shareholders of record at the close of business on March 23, 2007 marking the company’s 58th consecutive dividend.

The Bank of Glen Burnie earned the 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc. for the 20th consecutive quarter in March 2007. This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance. Bauer is the nation’s leading independent bank research firm.

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Glen Burnie Bancorp - Page 2
May 8, 2007

Glen Burnie Bancorp will host its Annual Meeting of Stockholders on Thursday, May 10th at La Fontaine Bleu in Glen Burnie, Maryland. Registration opens at 1:30 p.m. and the meeting will begin at 2 p.m.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie®, (www.thebankofglenburnie.com) maintains consolidated assets totaling more than $315 million. The Bank of Glen Burnie is a locally-owned community bank with eight branches serving Anne Arundel County.

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)
	March	December
	31, 2007	31, 2006
Assets

Cash and due from banks	$8,632	$9,006
Interest bearing deposits	299	342
Federal funds sold	6,271	3,972
Investment securities	96,938	96,494
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	194,050	193,337
Premises and equipment at cost, net of accumulated depreciation	3,329	3,406
Other real estate owned	50	50
Other assets	10,791	10,984
Total assets	$320,515	$317,746

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$278,153	$274,833
Short-term borrowings	272	545
Long-term borrowings	7,132	7,140
Junior subordinated debentures owed to unconsolidated
subsidiary trust	5,155	5,155
Other liabilities	1,103	1,872
Total liabilities	291,815	289,545

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding March 31, 2007 2,487,401;
December 31, 2006 2,484,633 shares	2,487	2,485
Surplus	11,766	11,720
Retained earnings	14,620	14,312
Accumulated other comprehensive loss, net of tax	(173)	(316)

Total stockholders' equity	28,700	28,201

Total liabilities and stockholders' equity	$320,515	$317,746

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	(unaudited)
	2007	2006

Interest income on
Loans, including fees	$3,171	$2,936
U.S. Treasury and U.S. Government agency securities	702	662
State and municipal securities	388	342
Other	148	234
Total interest income	4,409	4,174

Interest expense on
Deposits	1,271	962
Junior subordinated debentures	137	137
Long-term borrowings	105	105
Short-term borrowings	4	2
Total interest expense	1,517	1,206

Net interest income	2,892	2,968

Provision for credit losses	30	-

Net interest income after provision for credit losses	2,862	2,968

Other income
Service charges on deposit accounts	193	197
Other fees and commissions	207	231
Other non-interest income	3	5
Income on life insurance	67	45
Gains on investment securities	1	-
Total other income	471	478

Other expenses
Salaries and employee benefits	1,599	1,645
Occupancy	232	207
Other expenses	787	846
Total other expenses	2,618	2,698

Income before income taxes	715	748

Income tax expense	109	122

Net income	$606	$626

Net income per share of common stock	$0.24	$0.25

Weighted-average shares of common stock outstanding	2,484,893	2,467,436